David S. Cole

703.720.8630

David.cole@hklaw.com

April 21, 2014

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:                             Alion Science and Technology Corporation

Amendment No. 1 to Registration Statement on Form S-l

Filed March 26, 2014

File No. 333-193932

Dear Ms. Long:

On behalf of Alion Science and Technology Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated April 7, 2014, regarding Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on March 26, 2014.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Company’s responses to the comments immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and this letter via EDGAR.  For your review, we have included herewith four courtesy copies of the Registration Statement marked to show changes from the Registration Statement filed on March 26, 2014.

General

1.                                      We note that in response to comment three of our letter dated March 12, 2014 you state that a Rule 3-16 collateral limitation will not be included in the indenture governing the Third-Lien Notes. We further note your disclosure on page 238 that the Third-Lien Notes will be secured by liens on substantially all of the assets of the company and the subsidiary guarantors. Please advise whether the collateral includes the securities of any of the guarantors and, if so, whether such securities constitute a “substantial portion” of the collateral for the Third-Lien Notes as defined in Rule 3-16 of Regulation S-X. In addition, to the extent applicable, please advise how you intend to monitor any future obligation to provide financial statements pursuant to Rule 3-16 given that the collateral is not subject to a Rule 3-16 collateral limitation.

While the collateral for the Third-Lien Notes will include the capital stock (and any other securities, if any, that may exist from time to time) of each of the guarantors listed on the Registration Statement, the Company confirms that these securities do not currently constitute a “substantial portion” of the collateral for the Third-Lien Notes as defined in Rule 3-16 of Regulation S-X.  The Company advises the Staff that for purposes of the “market value” determination required to provide such confirmation, the Company used internal company estimates. The Company did not obtain any third-party market valuations of the capital stock of such subsidiaries due to the small value of such subsidiaries and the significant cost of such valuations.  The Company advises the Staff that the assets held by, and business currently conducted by, the subsidiaries whose capital stock will be pledged to secure the Third-Lien Notes is not significant.  For example, the Company advises the Staff that, as disclosed in the Company’s historical audited and unaudited financial statements included in the Registration Statement, all of the Company’s subsidiaries, in the aggregate, accounted for (i) less than 1.2% of each of the Company’s consolidated contract revenue and the Company’s consolidated operating income for each of the year ended September 30, 2013 and the three months ended December 31, 2013 and (ii) less than 5.1% of the Company’s assets for each of the year ended September 30, 2013 and the three months ended December 31, 2013.  Additionally, the Company advises the Staff that it does not anticipate any significant increase in the amount of business being conducted at, or the value of, its subsidiaries.  Substantially all of the business currently conducted by its subsidiaries represents contracts inherited from acquired business, and extensions of those contracts are, when practicable, being migrated to the Company itself.  The Company does not currently, nor does it intend to, enter into new material contracts through its subsidiaries.  Furthermore, PIK Interest on the Third-Lien Notes will increase the principal amount of the Third-Lien Notes over time.  As the principal amount increases, the value of the subsidiary guarantors would need to increase further to become a “substantial portion” of the collateral within the meaning of Rule 3-16 of Regulation S-X.  The Company will monitor the value of the subsidiary guarantors and, if in the future, the Company determines that the capital stock (and any other securities, if any, that may exist from time to time) of any subsidiary guarantor constitutes a “substantial portion” of the collateral for the Third-Lien Notes, the Company will provide audited financial statements for that subsidiary guarantor to the extent required by Rule 3-16.

Prospectus Cover Page

2.                                      We note your revisions in response to comment four of our letter dated March 12, 2014. The disclosure that was previously on the cover page now appears in an untitled section between the prospectus cover page and the table of contents. Please relocate this disclosure. We will not object if it is moved to the Summary section following the Table of Contents.

The disclosure has been moved to follow immediately the Table of Contents.  See pages ii through viii.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Unit Offering, page 1

What will I receive in the Exchange Offer if my Old Notes are accepted for exchange?, page 1

3.                                      We note your revised disclosure in response to comment 11 of our letter dated March 12, 2014. Please further revise your disclosure here and elsewhere as appropriate to explain why the warrants are exercisable for a fixed number of common shares provided the cash option is 50% or less subscribed. Because the aggregate number of shares issuable upon exercise of the Warrants is fixed regardless of the aggregate principal amount of Old Notes accepted for exchange, it appears that if fewer note holders elect the cash option (for example, if it is 20% subscribed), you will issue more Third-Lien Notes and Warrants in the exchange offer which will mean each Warrant will be exercisable for fewer shares of common stock. Please advise and revise accordingly.

The disclosure has been revised to explain why the Warrants are exercisable for a fixed number of common shares if the Cash Option is 50% or less subscribed.  See page 4.

Will the Supporting Noteholders be able to control the decisions of the Warrant Agent?, page 9

4.                                      Please disclose the assumptions made in your determination that Supporting Noteholders would hold 67.6% of the outstanding warrants, including whether this assumes that any noteholders elect the Cash Option. Please also disclose that the ownership of the Supporting Noteholders will increase to the extent that noteholders elect the Cash Option. Please also revise this disclosure where it appears elsewhere in the prospectus.

The disclosure has been revised on pages 10, 30, 50, 53, 86, and 89 to disclose the assumptions made in determining that the Supporting Noteholders would hold 67.6% of the outstanding Warrants.  The disclosure in the second bullet on such pages disclosed that this percentage will increase to the extent that noteholders elect the Cash Option.

Summary Historical Condensed Consolidated Financial Data, page 59 Selected Consolidated Financial Data, page 111

5.                                      We remind you that working capital is commonly defined as current assets less current liabilities. Based on your interim balance sheet, current assets and current liabilities were $179.3 million and $474.6 million, respectively, at December 31, 2013. As such, it is not clear to us how you determined you had working capital of $35.7 million at December 31, 2013 as disclosed on pages 60 and 111. Also, based on your interim balance sheet, it is not clear to us how you determined the amount of long-term debt, excluding current portion at December 31, 2013 that you disclosed on page 111. Please clarify or revise.

The Registration Statement has been revised accordingly on pages 61 and 113.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 62

6.                                      Please revise note (a) on page 65 to clarify, if accurate, that the amortization expense related to the Third-Lien Notes includes the amortization of the related warrants.

Note (a) has been revised accordingly.

7.                                      We note adjustment (c) on page 67 reflects a decrease in general and administrative expenses for the “removal of non-recurring refinance related expenses that were not capitalized”. Please expand your footnote to clearly disclose the specific nature of these non-recurring refinance related expenses. Please also tell us how you determined that these refinance related expenses are (i) directly attributable to the transaction, (ii) not expected to have a continuing impact, and (iii) factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Footnote (c) has been revised to disclose the nature of the non-recurring refinance related expenses.  The Company advises the Staff that these refinance related expenses are:

(i)                                     directly attributable to the transaction because the expenses were incurred solely for the purpose of the Refinancing Transactions;

(ii)                                  not expected to have a continuing impact because the expenses relate to the Refinancing Transactions, and once the Refinancing Transactions are complete, the fees are expected to discontinue; and

(iii)                               factually supportable because the expenses are based on actual invoices, agreed upon fees, stated fee structures and expected expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 112

Liquidity and Capital Resources, page 130

Impact of Refinancing Transactions, page 139

8.                                      Based on the additional disclosures that you provided to respond to prior comment 34 from our letter dated March 12, 2014:

•                  Please explain to us how you determined the weighted average effective interest rates before and after the refinancing based on your historical and pro forma interest expense; and

•                  Although we note the difference in the assumed interest rate change, please reconcile your disclosures related to the impact of a change in interest rates on interest expense disclosed here and in note (a) on page 65.

The Company determined the weighted average effective interest rates before and after the refinancing based on its historical and pro forma interest expense as follows:

Historical Interest Expense

Loan	Principal	Weight	Interest Rate	Weighted Interest Rate
Existing Secured Notes	$334,197	59%	12.00%	7.05%

Old Notes	235,000	41%	10.25%	4.23%
	$569,197	100%		11.28%

Pro Forma Interest Expense

Loan	Expected Principal	Weight	Expected Interest Rate	Expected Weighted Interest Rate
New First Lien Term Facility	$300,000	48%	7.50%	3.62%
New Second Lien Term Facility	50,000	8%	13.00%	1.04%
Third-Lien Notes	223,250	36%	13.50%	4.84%
Old Notes	11,750	2%	10.25%	0.19%
New Revolving Credit Facility	37,183	6%	5.00%	0.30%
	$622,183	100%		10.00%

The disclosure on page 142 has been revised to conform to the disclosure in note (a) starting on page 66 related to the impact a change in interest rates would have.

Executive Compensation, page 174

Compensation Discussion and Analysis, page 174

Base Salary, page 175

9.                                      We note your revised disclosure in response to comment 37 of our letter dated March 12, 2014. It appears that total compensation levels for named executive officers were benchmarked at the 50th percentile of the benchmark compensation levels. However, your disclosure stating that “industry compensation survey data” represented 50%, 100% and 75% of benchmark total compensation for certain officers is unclear. Please revise to clarify this statement.

The Registration Statement has been revised to clarify this statement.  See page 178.

Summary of Prior Year LTIP Award Agreements, page 182

10.                               We note your revised disclosure in response to comment 40 of our letter dated March 12, 2014. It is unclear how the amount paid to the named executive officers was determined based on the actual results for each of the performance measures listed on pages 183-184. Please disclose how the compensation committee used the performance measures to calculate the actual amount of the award. For example, please disclose whether each performance measure was individually weighted or whether a particular formula was used to determine the payout amount.

The Registration Statement has been revised accordingly.  See page 186.

Grants of Plan-Based Awards, page 184

11.                               Please revise the table to include the grant date for each of the plan-based awards disclosed in this section. Please also revise your disclosure in footnote 2 to clarify that the annual cash incentive compensation was ultimately paid in 2014.

The Company has included the grant date for each award, even though Item 402(2)(ii) of Regulation S-K only requires the grant date for equity based awards (these awards are cash based). Footnote 2 to the Grants of Plan-Based Awards table has been revised to clarify that the annual cash incentive compensation was ultimately paid in 2014.  See page 187.

Market Price of Our Common Stock, page 193

12.                               We note your response to comment 44 of our letter dated March 12, 2014. We believe that the disclosure as currently drafted suggests that the statements are made on the authority of the third-party valuation firm as an expert. Please name the third-party valuation firm, provide reference to them in your expert section and file a consent to inclusion of their name and information in the registration statement. In the alternative, you may remove all references to the third-party valuation firm in the filing.

As we stated in our prior response letter, based on Compliance and Disclosure Interpretation 233.02 (the “C&DI”), the Company does not believe that the third-party valuation firm must be named and a consent provided.  The C&DI provides that “if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.”  The Registration Statement has been revised to clarify that the share prices were determined by the ESOP Trustee who based its decision on the report of the third-party valuation firm, as well as its knowledge of the Company and the market.  See page 195.

Material U.S. Federal Income Tax Consequences, page 357

13.                               We note that counsel has opined that the Warrants “should” be treated as stock or securities. We note similar disclosure on page 363 under “Ownership of Warrants,” which states that the “receipt of Warrants should not be taxable to the U.S. Holder . . .” Please revise your disclosure to explain the reason for counsel’s inability to provide a firm opinion with respect to the Warrants.

The Registration Statement has been revised to state that the Warrants “will” be treated as stock or securities (see page 363) and the receipt of Warrants “will not” be taxable to the U.S. Holder (see page 368).

14.                               Please have counsel revise this section to set forth its opinion as to whether the exchange will qualify as a tax-free exchange, assuming the Old Notes and Third-Lien Notes qualify as securities.

The Registration Statement has been revised accordingly on page 364.

Exhibits

Exhibit 5.1, Legal Opinion

15.                               Please revise the opinions provided in paragraphs 4(b) and 4(c) to clarify that the Unit Guarantees and the Unit Warrants (as opposed to the “Guarantees” and the

“Warrants”) will be valid and binding obligations of the Guarantors and the Company, respectively.

The opinion will be revised accordingly when it is filed.

16.                               We note that the assumptions on the top of page three in clauses (b) and (c) do not apply to the company. Please remove any such assumptions as they relate to the Guarantors. Please also correct the language in clause (c) stating that the Company has complied with all legal requirements pertaining to its status as such status relates to its “Unit” to enforce such instrument.

The opinion will be revised accordingly when it is filed.

Exhibit 10.36, Stockholders Agreement

17.                               We note that Section 4.11 of the Stockholders Agreement states that each party to the agreement submits to the exclusive jurisdiction of the United States District Court located in New Castle County, Delaware or any court of the State of Delaware. Please advise whether this exclusive jurisdiction provision would prevent stockholders from seeking remedies under the federal securities laws, including for any derivative action or proceeding. Please disclose this exclusive jurisdiction provision within the registration statement, including that it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, to the extent applicable, please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive jurisdiction provision may discourage lawsuits against your officers and directors.

The Company advises the Staff that this exclusive jurisdiction provision relates only to any judicial proceeding brought by a stockholder, the Company or the ESOP Trust arising out of any dispute related to the Stockholders’ Agreement.  It would not prevent stockholders from seeking remedies under the federal securities laws, including for any derivative action or proceeding.  The Stockholders’ Agreement addresses restrictions on transfer of the common stock of the Company.

The disclosure has been revised to disclose the exclusive jurisdiction provision on page 361 and a risk factor has been added on page 89.

Financial Statements for the Period Ended December 31, 2013

Note 20 - Guarantor/Non-guarantor Unaudited Condensed Consolidated Financial Information, page F-33

18.                               As you confirmed and we requested in prior comment 57 from our letter dated March 12, 2014, please revise your disclosure to clarify that the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X.

Footnote 20 on page F-33 has been revised to indicate that the subsidiary guarantors are 100% owned.

Financial Statements for the Year Ended September 30, 2013

Note 6 - Redeemable Common Stock, page F-52

19.                               We reviewed your response to prior comment 52 from our letter dated March 12, 2014. To the extent there are stock distributions that you are currently paying through annual installments, please quantify and disclose those amounts. Also, we continue to believe you should revise MD&A to address your expectations regarding stock distributions that maybe required over the next several years. We note your disclosure on page 138 that you use internal and external models that incorporate plan census data and financial inputs to monitor future potential repurchase liabilities. Please expand those disclosures to indicate what the models indicate.

The Registration Statement has been revised accordingly on page 143 to indicate what the models indicate.

In its future filings, the Company will provide the requested disclosure regarding the current value of future installment payments in the MD&A when management discusses future cash flow demands related to the value of a share of the Company’s common stock.  While it is possible to project the value of existing demands for future share redemptions based on requested five-year payout cycles, the Company is only able to do so and disclose such information based on the current price of a share of the Company’s common stock.  Changes in value of the Company’s common stock can affect the Company’s repurchase obligation. Only after the Plan has approved a participant payout request, is it possible to fix the number of shares scheduled to be redeemed.  As such, the Company is therefore only able to forecast cash flow demands for four years subsequent to an initial share redemption payout and only for participants who have already commenced redeeming their shares.

The models management uses to monitor future potential repurchase liabilities rely on participant census data and historical employee turnover rates as well as certain inputs that are speculative in nature, such as the future price of a share of Alion common stock.  The Company uses forecasts to avoid to the extent practicable, surges in redemption-related demands on its future cash flows.  Due to the decline in the price per share of the Company’s common stock, existing analyses do not forecast material increases in the level of estimated future share redemption cash outflows.

Note 9 - Goodwill, page F-54

20.                               We reviewed your response to prior comment 53 from our letter dated March 12, 2014.  Please provide us the estimated fair values and carrying values of your reporting units during each of the past two years. Also, please help us more fully understand if and how your current liquidity issues have impacted your goodwill impairment analyses.

The tables below show goodwill, carrying value, estimated fair value, and excess of estimated fair value over carrying value for the Company’s reporting units as of September 30, 2013 and 2012.

	Goodwill	Carrying Value	Estimated Fair Value	Excess of Estimated Fair Value over Carrying Value
Sector	at September 30, 2013 (In millions, except percentages)
TEOSS	$201.9	$187.3	$259.2	$71.9	38%
EISS	197.0	184.1	222.1	38.0	21%
Total	$398.9	$371.4	$481.3	$109.9	30%

	Goodwill	Carrying Value	Estimated Fair Value	Excess of Estimated Fair Value over Carrying Value
Sector	at September 30, 2012 (In millions, except percentages)
TEOSS	$201.9	$197.7	$258.4	$60.7	31%
EISS	197.0	193.2	227.6	34.4	18%
Total	$398.9	$390.9	$486.0	$95.1	24%

The Company’s current liquidity issues do not materially affect the Company’s goodwill impairment analyses.  The Company’s significant interest expense and liquidity demands arise from its Secured and Unsecured Notes, which are part of the Company’s capital structure and thus not allocated to its reporting units as discussed in our letter to the Staff dated March 26, 2014.  The Company’s operating activities and its reporting units do not face any material interest expense or demands on liquidity that materially affect the Company’s discounted cash flow analysis based on contract portfolios and operating margins.  The Registration Statement has been revised on page 149 to clarify that the Company’s liquidity issues do not materially affect the Company’s goodwill impairment analysis.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630 or Laurie Green at (954) 468-7808.

Sincerely yours,

/s/ David S. Cole